Exhibit 3-a

TEXT OF THE AMENDMENTS TO THE
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
MERITOR, INC.

(As amended and restated January 23, 2020)

Section 7.02 Terms of Directors.

(a) Until the election of directors at the annual meeting of shareholders to be held in 2023, the Directors, other than those who may be elected by the holders of any series of Preferred Stock or any other series or class of Shares, as provided in these Articles or in any Preferred Stock Amendment, shall be divided, with respect to the time for which they severally hold office, into classes, with Directors in each class having the terms of office specified in this Section 7.02. The term of office for the class of Directors elected in 2018 shall expire at the annual meeting of shareholders to be held in 2021, the term of office for the class of Directors elected in 2019 shall expire at the annual meeting of shareholders to be held in 2022, and the term of office for the class of Directors elected in 2020 shall expire at the annual meeting of shareholders to be held in 2023, with each Director to hold office until his or her successor shall have been duly elected and qualified. Commencing at the annual meeting of shareholders to be held in 2021, Directors whose terms expire at such meeting (or such Directors’ successors) shall be elected to hold office for a one-year term expiring at the next annual meeting of shareholders, with each Director to hold office until his or her successor shall have been duly elected and qualified. Commencing with the election of Directors at the annual meeting of shareholders to be held in 2023, the classification of the Board shall terminate and all Directors shall thereupon be elected for a one-year term expiring at the next annual meeting of shareholders.

(b) Subject to the rights of the holders of any series of Preferred Stock, and unless the Board otherwise determines, newly created directorships resulting from any increase in the authorized number of Directors or any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the Directors then in office, though less than a quorum, and any Director so chosen shall hold office (i) prior to the election of Directors at the annual meeting of shareholders to be held in 2023, for a term expiring at the annual meeting of shareholders at which the term of office of the class of Directors to which such Director has been elected expires or (ii) commencing with the election of Directors at the annual meeting of shareholders to be held in 2023, for a term expiring at the next annual meeting of such shareholders, and in each case until such Director’s successor shall have been duly elected and qualified. No decrease in the number of authorized Directors constituting the whole Board shall shorten the term of any incumbent Director.

Section 7.04 By-Laws. Except as otherwise expressly provided in these Articles or the Act, the By-laws of the Corporation may from time to time be altered, amended or repealed, or new By-laws may be adopted, by either (a) the Board by the affirmative vote of a majority of the total number of Directors at the time, or (b) the affirmative vote, at a meeting of the shareholders of the Corporation, of the holders of at least a majority of the voting power of the Voting Shares, voting together as a single class.